EXHIBIT 99.8
Deloitte LLP 700, 850 2 Street S.W. Calgary, AB T2P 0R8 Canada Tel: 403-267-1700 Fax: 587-774-5379 www.deloitte.ca

Consent of Independent Registered Public Accounting Firm

We consent to the use of our reports dated February 8, 2017 relating to the consolidated financial statements of ARC Resources Ltd. and subsidiaries and the effectiveness of ARC Resources Ltd. and subsidiaries' internal control over financial reporting appearing in this Annual Report on Form 40-F of ARC Resources Ltd. for the year ended December 31, 2016.

/s/ Deloitte LLP
Chartered Professional Accountants
Calgary, Canada

March 15, 2017